UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER _______________

CUSIP NUMBER _______________

(Check One):
☐	Form 10-K	☐	Form 11-K	☐	Form N-SAR
☒	Form 20-F	☐	Form 10-Q

For Period Ended:	For the fiscal year ended December 31, 2002

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I.
REGISTRANT INFORMATION

Full Name of Registrant	Gemplus International S.A.

Former Name if Applicable	Not Applicable

Address of Principal Executive Office	Aerogolf Center 1 A, Hohenhof L-2633 Senningerberg Grand Duchy of Luxembourg

City, State and Zip Code

PART II.
RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.
NARRATIVE

     The company is currently awaiting comments (requested on a timely basis) from a French regulatory agency with respect to certain matters that would need to be included in the company’s annual filing on Form 20-F. The company expects to file its annual filing on Form 20-F within 15 days after the date hereof.

PART IV.
OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification

Mr. Yves Guillaumot	+41 (Switzerland Country Code)	(0) 225445000

(Name)	(Area Code)	(Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒  Yes    ☐    No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐    No

See Attachment 1 hereto

Gemplus International S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	30/06/03	By	/s/ Yves Guillaumot

ATTACHMENT 1

      The company anticipates that it will report a significant change in its results of operations for the year ended December 31, 2002 from the corresponding period for the last fiscal year. The company anticipates that it will report that total revenues for the fiscal year ended December 31, 2002 were €787.4 million compared to €1,023 million for the fiscal year ended December 31, 2001, and that it will report a net loss of approximately €321 million for the year ended December 31, 2002 compared to a net loss of €100 million for the year ended December 31, 2001.